EXHIBIT 4

TRANSGLOBE ENERGY CORPORATION ANNOUNCES A CHANGE IN AUDITOR

AIM & TSX:  “TGL” & NASDAQ: “TGA”

Calgary, Alberta, June 26, 2020 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) announces that the Company has changed its auditor from Deloitte LLP (“Deloitte” or “Former Auditor”) to BDO Canada LLP (“BDO” or “Successor Auditor”) effective as of June 24, 2020.

At the request of the Company, Deloitte resigned as auditor of the Company effective as of June 24, 2020 (the “Date of Resignation”). BDO was appointed as auditor of the Company effective June 24, 2020, to fill the vacancy from the Date of Resignation until the next annual meeting of shareholders of the Company.

●	There were no modifications of opinion by Deloitte in Deloitte’s reports on the Company’s financial statements for the two most recently completed fiscal years ended December 31, 2019 and 2018.

●
There have been no reportable events, including disagreements, consultations or unresolved issues, as defined in Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), in connection with the audits of the two most recent fiscal years and with any subsequent period to the Date of Resignation.

In accordance with NI 51-102, the Notice of Change of Auditor, together with the required letters from the Former Auditor and the Successor Auditor, have been reviewed by the Board of Directors of the Company and filed on SEDAR.

About TransGlobe

TransGlobe Energy Corporation is a cash flow focused oil and gas exploration and development company whose current activities are concentrated in the Arab Republic of Egypt and Canada. TransGlobe’s common shares trade on the Toronto Stock Exchange and the AIM market of the London Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

For further information, please contact:

TransGlobe Energy	Via FTI Consulting
Randy Neely, President and Chief Executive Officer
Eddie Ok, Chief Financial Officer

Canaccord Genuity (Nomad & Sole Broker)	+44 (0) 20 7523 8000
Henry Fitzgerald-O'Connor
James Asensio

FTI Consulting (Financial PR)	+44 (0) 20 3727 1000
Ben Brewerton	transglobeenergy@fticonsulting.com
Genevieve Ryan

Tailwind Associates (Investor Relations)
Darren Engels	darren@tailwindassociates.ca http://www.tailwindassociates.ca +1 403.618.8035 investor.relations@trans-globe.com http://www.trans-globe.com +1 403.264.9888